Filed by Grey Wolf, Inc.
Commission File No. 1-08226
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Basic Energy Services, Inc.
Commission File No. 1-32693
Subject Company: Horsepower Holdings, Inc.
Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
David Wehlmann
Grey Wolf, Inc. — EVP & CFO
Tom Richards
Grey Wolf, Inc. — Chairman, President & CEO
David Crowley
Grey Wolf, Inc. — EVP & COO
CONFERENCE CALL PARTICIPANTS
Marshall Adkins
Raymond James — Analyst
Victor Marchon
RBC Capital Markets — Analyst
James West
Lehman Brothers — Analyst
Arun Jayaram
Credit Suisse — Analyst
PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Grey Wolf first quarter 2008 earnings conference call. During the presentation, all participants will be in a listen-only mode. Afterwards we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded Thursday May 1st, 2008.
I would like now to turn the conference over to David Wehlmann, Executive Vice President and Chief Financial Officer. Please go ahead, sir.

David Wehlmann — Grey Wolf, Inc. — EVP & CFO
Thank you. Good morning, everyone. We’d like to welcome you to our first quarter 2008 earnings conference call and webcast. We released earnings yesterday after the market closed. If you need a copy of the release, one is available through the investor relations page on our web site at www.gwdrilling.com. With me today on the call are Tom Richards, our Chairman, President and Chief Executive Officer and David Crowley, our Executive Vice President and Chief Operating Officer. Ron Hale our Senior Vice President of Business Development is also here with us this morning.
We believe that it is in the best interest of our shareholders and the investing community for us to make forward looking statements in our press releases and in today’s call. All statements made today that are not statements of historical fact are forward-looking statements. The specific forward-looking statements cover our expectations and projections regarding day rates, average day work revenue and EBITDA per day, rig activity, expected new rig delivery schedules and cost, availability of term contracts, the future success of turnkey drilling, rig supply and demand, our projected tax rate, interest expense, depreciation and capital expenditures. The forward-looking statements made in today’s call are subject to a number of risks and uncertainties, many of which are beyond our control. Please refer to our 2007 annual report on form 10-K filed February 28th, 2008 with the SEC for additional information concerning risk factors that could cause actual financial results to differ materially from the projections made in today’s call.
In addition, all statements included herein that address the proposed merger between Grey Wolf and Basic Energy Services, Inc. that the company expects, believes or anticipates will occur in the future are forward-looking statements and are subject to certain risks. These risks can require approval by shareholders and regulatory agency, the possibility that the anticipated benefits from the proposed merger cannot be fully realized,

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May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
the possibility that costs or difficulties related to integration of the two companies will be greater than expected and the impact of competition and other risk factors included in the reports filed with the SEC by both Grey Wolf and Basic Energy Services. With that I’d like to turn the call over to Tom Richards.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Thank you, David and good morning everyone. I would like to begin by discussing our first quarter 2008 results and touch briefly on the recent merger announcement. David Crowley will provide details on activity in our various markets. David Wehlmann will then provide more detail on Grey Wolf’s quarterly financial results and I will conclude with a few remarks on our market outlook prior to the Q&A session. Grey Wolf delivered very positive financial results for the first quarter of this year. Net income was $0.15 per diluted share compared to $0.27 per share a year ago, and $0.16 per share in the final quarter of 2007. U.S. land rig supply has out paced demand for several quarters, which dampened year-over-year results. However, we have seen a recent increase in the average number of rigs running for the second quarter of 2008 to date, averaging 104 rigs.
First quarter EBITDA totaled $81.9 million with day work generating $73.6 million, and turnkey generating $8.2 million, about 10% of the total. Day work EBITDA per day was $8,627, down slightly from the fourth quarter 2007 amount of $8,743 per day. While day work revenue decreased quarter by quarter as expected, our experienced personnel were able to keep operating costs contained, a focus which continues at Grey Wolf today. Turnkey EBITDA was $13,642 per day and that was up 22% from the fourth quarter of last year of $11,219 per day. An average of 7 rigs ran on turnkey contracts during the first quarter of this year, the same as the previous quarter. Turnkey represented approximately 7% of the total rig days worked, and 10% of EBITDA. Overall, the Company averaged 100 rigs working this past quarter compared to 103 in the fourth quarter of 2007 and 110 in the first quarter of last year.
In mid January, we began to see an upward trend in the U.S. land rig count, and current market conditions suggest that this trend should continue. Leading-edge spot market bid rates have moved to a range of $15,000 to $21,000 per day, an increase from rates we reported in our last quarterly conference call. Higher contract renewal levels and greater interest in new long-term contracts also reflect the uptick in activity as we continue into the second quarter. We are extending our long-term contract portfolio but continue to feel the effect of those contracts rolling over from rates which were achieved two years or so ago. We continue to value our long-term contract portfolio, which has helped protect Grey Wolf from market fluctuations and provided a strong balance sheet as well as the second highest margins in this industry and the opportunity to pursue our growth strategy on several levels.
First, we’ve invested in our already strong fleet, as reflected in Grey Wolf’s continuing upgrades and the two new proprietary pads rigs which are being finalized. These new built-for-purpose rigs will provide customers the capability to drill and produce multiple wells at a single well site. Our first two pads rigs are set to deploy in the second and third quarters bringing Grey Wolf’s quality rig fleet to 123. The second level of our growth strategy has been geographic expansion and we have expanded into new U.S. market areas, as well as Mexico, in the past several years. And we will continue to explore additional opportunities both domestically and internationally. The final part of our growth strategy as formalized and approved by our board of directors last year is to seek acquisitions and/or complimentary business models that would increase shareholder value through enhanced scale, broader geographic reach, more balanced commodity exposure, and expanded service offerings. To that end we announced on April the 21st a definitive merger agreement with Basic Energy Services, the summary of which is available by press release and conference call replay on our web site.
At Grey Wolf we are very excited about the prospects of the merger and the opportunity that it presents to Grey Wolf for strategic growth. As I noted upon the announcement of this merger agreement, Grey Wolf’s premium land drilling fleet complements Basic Energy Services’ premium well servicing equipment, and we are highly confident that our valued customers will respond positively to this merger with the combined company’s enhanced ability to satisfy their needs. And now I would like to turn the call over to David Crowley to discuss our current market activity.

David Crowley — Grey Wolf, Inc. — EVP & COO
Thank you, Tom. And good morning to everyone. Grey Wolf is marketing 121 rigs, with 106 under contract today. Of those, 54 are under term day work contracts, 46 are in the spot market and six are working under turnkey contracts. We continue to experience moderating pressure on the supply side of our business. We are aware of approximately 70 new builds that have been announced that will enter the U.S. market in 2008 compared to 250 and 190 units in 2006 and 2007 respectively. On the demand side we saw a 9% increase in the first quarter of well permitting compared to the previous quarter. In Grey Wolf’s core markets there has been a 12% year-to-date 2008 increase in permits compared to 2007 at the end of April. Our marketing team continues to maintain a high level of utilization for our rigs, aided by the steady performance of our

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
operations team and their relationships with our key clients. Of the 12 term contracts that rolled off in the first quarter, 12 are renewed with 10 on term and two going well to well. In the second quarter we expect all 17 contracts rolling off to be renewed.
In addition, we’re seeing demand rise for term contracts and we recently added or renewed over a dozen term contracts in April alone. This has increased the expected average rigs working under term contracts to 56 for the second quarter and an average of 52 rigs under term contracts for the remaining three quarters of 2008. These figures do not include any term contracts that we may sign in the future. Turning to pricing, both spot market and term day rates are on the increase. We believe the 12-month strip on gas prices and our customers’ peaked level of interest around resource plays should provide a healthy platform for upward pressure on the day rates in the near term. As mentioned previously we currently have six rigs working on turnkey contracts. We expect to average six to eight rigs working in the second quarter of 2008. Top drives also continue to add additional value at the well site. These units are commanding a premium of up to $3,000 per day in addition to day rates. We currently have 25 units deployed.
Before I recap activity in the various markets, I want to point out that you can see the breakdown of average rigs running by market area in the press release. You may also go to our web site to see a complete list of rigs. In the Ark-La-Tex market, the Company averaged 25 rigs running in the first quarter. We are marketing 28 in that area and 24 are currently contracted with 14 under term contracts. In the gulf coast regions we have 25 rigs marketed. We average 23 rigs running in the first quarter and there are 23 rigs currently contracted. Three of these rigs are working turnkey and seven are under term contracts. In our South Texas division, we have 31 marketed rigs. We averaged 26 running in the first quarter and there are 28 rigs working there today with three of these under turnkey and 11 rigs working under term contracts. In the Rocky Mountains, our fleet totals 16 rigs and we average 10 rigs working in the first quarter. 13 are working today. Of the 13 rigs working today, nine are under term contracts.
We’re pleased to announce that we have recently signed a term contract for a rig that has mobilized and is drilling in the Bakken shale play in North Dakota. Grey Wolf targeted this significant resource play in 2007 as a priority for expanding our geographic footprint in the lower 48. We expect additional demand for rigs in this resource play in the near term. As Tom mentioned previously, our built-for-purpose pads rigs 109 and 110 will be deployed in the Peance and Pinedale resource plays respectively in the second and third quarters under three-year term contracts. The mid continent market area encompasses west Texas, Oklahoma, New Mexico and the Barnett shale area in north Texas. We have 19 marketed rigs in this division. We averaged 14 rigs in the first quarter and we have 16 working today. 11 of these rigs are working under term contract. Two rigs were recently added to term contract portfolio in the Barnett shale.
In the southern portion of Mexico on the international side, we have two 3,000 horsepower rigs drilling under three-year term contracts. We are actively pursuing opportunities to deploy more units into the northern and central areas of Mexico, either directly with PEMEX or through established integrators. That completes my remarks and I will now turn it over to David Wehlmann for his financial review.

David Wehlmann — Grey Wolf, Inc. — EVP & CFO
Thanks, David. As Tom mentioned, net income for the first quarter of 2008 was $31.3 million or $0.15 per share compared with net income of $58.6 million or $0.27 per share for the first quarter of 2007. Net income for the last quarter of 2007 was $34 million or $0.16 per share. EBITDA for the first quarter of 2008 totaled $81.9 million compared with $84.4 million for the fourth quarter of 2007. EBITDA for the first quarter of 2007 was $116.9 million. First quarter day work EBITDA was $73.6 million, compared with $77 million in the fourth quarter of 2007. Day work EBITDA per rig day was $8,627 and was $8,743 in the fourth quarter of 2007. The decline in day work EBITDA was less than anticipated due to cost containment that both Tom and David have talked about. Turnkey EBITDA per rig day was $13,642. You can see our press release for disclosure on EBITDA per day for day work and turnkey and a reconciliation of EBITDA to net income.
Turning to our balance sheet, we had cash of $287 million and working capital of $352 million at March 31st and our debt to total capitalization ratio continues to improve, and it is down at 28%. Our total long-term debt is $275 million. And the current interest rate this second quarter on our $125 million of floating rate convertible notes is 2.65% per annum. We have a $100 million line of credit that remains available, with $69 million available to us, the difference being outstanding letters of credit for insurance purposes. Total assets at the end of the quarter were $1.26 billion and stockholders equity was $690.1 million. Our capital expenditures for the first quarter were $46.1 million, and for the full year of 2008 the Company is expecting to spend approximately $150 million to $160 million on capital expenditures. This includes $34.5 million for the remaining payments on our two new rigs, and another $41 million for the continued upgrading of our fleet.
We currently have 54 rigs working under term contract. On average, we should have approximately 56 rigs working under term contracts for the second quarter, 53 in the third quarter, and 48 in the fourth quarter. For 2009 we have 29 rigs locked up under term contracts. This translates into 14,300 days committed for the remaining three quarters of 2008 and 10,400 rig days in 2009. If you recall, during our last quarterly conference

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
call at the end of February just two short months ago, we had 37 rigs committed for 2008. With the recent uptick in activity, we now have 52 rig years committed and this is a point in time measurement, and as we sign additional term contracts, these numbers will also increase.
Now looking forward into the second quarter of 2008, we expect to average 104 to 106 rigs working with six to eight of those performing turnkey services. As we bring additional rigs out of stacked status, we expect those to enter the market late in the second and early in the third quarter. Our average day work EBITDA per day is expected to decrease by about $500 to $700 per day in relation to the first quarter. About a third of this has to do with term contracts that we signed up two years ago rolling over in the first two quarters, and the other two thirds is related to anticipated costs that we see in bringing out stacked rigs. There’s no increase in our normal operating costs. This is just related to the cost to bringing out some of these stacked rigs. Our depreciation expense is expected to be about $27 million in the second quarter, with interest expense of $2.8 million and an effective tax rate of approximately 38%. I will now turn it back over to Tom for some closing remarks.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
In closing, there has been a steady upward trend in the Baker Hughes rig count since mid January, so we anticipate fewer idle rigs in the market as the year continues to progress. As additional rigs return to work in the market, day rate increases are expected to follow and we are seeing the beginning of this trend in the market today. Further bolstering our positive outlook are strong commodity prices. The 12-month strip for natural gas is over $11 per million BTU, its highest level since January 2006 and oil is at historic highs with a 12-month strip over $110 per barrel. It has been estimated that natural gas prices at an even two thirds of the current level provide attractive returns to our customers. So we anticipate continuing investment in natural gas drilling program. We can’t predict the short-term fluctuations in natural gas prices, but we believe that our customers have greater confidence in the long-term price of this commodity. And that bodes well for our business for the remainder of 2008 and into 2009. We appreciate your participation on this call, and now we’ll be happy to try to answer any further questions that you might have.

David Wehlmann — Grey Wolf, Inc. — EVP & CFO
Operator will open it up for questions now.
QUESTION AND ANSWER

Operator
Thank you. (OPERATOR INSTRUCTIONS) One moment please for our first question. And our first question comes from the line of Marshall Adkins of Raymond James. Please proceed with your question.

Marshall Adkins — Raymond James — Analyst
Good morning, guys. Very impressive on the cost side, and Tom, you of course mentioned that a lot of that was due to your experienced personnel, but could you give me a little more color on how you were able to reduce costs in this environment? I mean, it seems like certainly the parts and component costs keep going up, and fuel costs keep going up, and you’re still able to bring down costs. So can you give me some more specifics on exactly how you achieve this?

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Well, thank you, Marshall, and I would love to take credit for that but I’m going to let David Crowley who’s responsible for doing that answer that directly to you.

David Crowley — Grey Wolf, Inc. — EVP & COO
Thanks, Tom. Marshall, one of the big issues that has really helped us is we’ve concentrated on attrition. And I think with the hiatus that we had on the up-tick that we saw certainly in 2006 and the first half of 2007 has helped us significantly. We’ve dropped attrition in the first quarter year-on-year by 40% from last year’s numbers, and just the costs associated with rehire, it’s about $3,500 a person to bring somebody into the company with all the testing and requirements. So that’s definitely been a significant positive impact. And then the other issue is that we have spent a lot of

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
time on upgrading these rigs over the last five years, and we’ve had no major significant events, unplanned events particularly, or significant overhauls of equipment in the first quarter.

Marshall Adkins — Raymond James — Analyst
So a little more reliability there. David Wehlmann mentioned that we’re looking at margin decline of $500 to $700 per day, of which I think I heard roughly a third of that was going to be on the revenue side and two thirds on the cost side. First of all I want to make sure I heard that right. Second of all, as we go forward on that revenue side, and you reprice more of these contracts, should we — even though leading-edge rates are ticking up, should we look at that average revenue per rig to trend down into Q3 and Q4 as well?

David Wehlmann — Grey Wolf, Inc. — EVP & CFO
Marshall, this is David Wehlmann. You’re correct. The one third, two thirds as you mentioned is correct. And I would expect that the bottoming of these rollover contracts happens in this quarter. We don’t have as many contracts rolling over in the third and fourth quarters, and those were signed at points in time where the rates weren’t as high. So I would expect that, going forward into the third and fourth quarter, if market conditions remain and rates go up, that our average revenue per day should go up as well.

Marshall Adkins — Raymond James — Analyst
All right. Last question, as I go, I talk to investors, one of the questions I get all the time regarding you all is the — you do have technically older rigs. Yes, you’ve upgraded them, but they are saying — the brand new rigs that are coming out from H&P and Nabors, et cetera are just way more efficient than the older rigs. How do you respond to that when you get those questions?

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Well, number one, I don’t accept that statement. Number two, I think if you just look, I mean, who people are going to for term contracts today, for many of the customers, if not all of them, we are one of the preferred providers. We have an exemplary safety performance, and we’re performing at the bottom line. Otherwise, you would not see people coming to us today trying to enter into term contracts and even to put our stacked rigs to work. So I don’t think that’s a fair statement.

Marshall Adkins — Raymond James — Analyst
Okay. Great, guys. Thank you very much.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Thank you, Marshall.

David Crowley — Grey Wolf, Inc. — EVP & COO
Thanks, Marshall.

Operator
And our next question comes from the line of Victor Marchon with RBC Capital. Please proceed with your question.

Victor Marchon — RBC Capital Markets — Analyst
Thank you. Good morning, everyone.

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Good morning, Victor.

Victor Marchon — RBC Capital Markets — Analyst
David, I’m not sure if you said this. I apologize if you did, just regarding the number of rollovers in the third and the fourth quarter.

David Crowley — Grey Wolf, Inc. — EVP & COO
No, I didn’t speak to the actual number of them, but if I’m not mistaken, we have less than 10 in the third quarter, and the fourth quarter, bear with me just a second. We have five in the third and eight in the fourth.

Victor Marchon — RBC Capital Markets — Analyst
Okay. Thanks. And just as it relates to the pricing environment right now, are you starting to see any of that translate into mobilization, recoveries coming back into your favor, or is it pretty much where we were a couple months ago?

David Crowley — Grey Wolf, Inc. — EVP & COO
No, we’ve actually brought the mobilization recoveries back in line to where they were previously. So that’s no longer an issue.

Victor Marchon — RBC Capital Markets — Analyst
Okay. And the last one I just had was on Mexico. I just wanted to see if you guys can talk to the opportunities there as to order of magnitude on potentially the number of rigs as well as timing.

David Crowley — Grey Wolf, Inc. — EVP & COO
Well, there’s been some activity for bidding with PEMEX on the Chicontepec field, which is an oil field just south of the Burgos basin, and it requires, I would say, the range from 800 to 1,200 horsepower units. We’re participating with one of the large megaservice companies on that bidding process. This week alone there’s two 300-well packages going out. Those 300-well packages would translate to typically somewhere between 8 and 12 rigs for an 18-month term, and I will say that PEMEX has plans right now, particularly with the falloff of the Cantarell field, to replace a lot of that lost oil production with the land work on Chicontepec and we’ve seen figures of somewhere between 50 and 70% of the wells drilled in Mexico four to five years from now will be on that field. So it’s going to be sizeable and arguably demand-wise more than Burgos.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
And Victor, let me just mention to you that Grey Wolf expects to be successful in participating in the further growth of that market down there, but it’s really a tide that will lift all boats, because the majority of the rigs will have to come out of the United States and irrespective of who gets the work down there, it’s going to further tighten the supply-demand ratios here in the United States.

Victor Marchon — RBC Capital Markets — Analyst
Right. Right. Well, that’s great. Thank you very much. That’s all I had.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
Thank you, Victor.

Operator
(OPERATOR INSTRUCTIONS) And our next question comes from the line of James West with Lehman Brothers. Please proceed with your question.

James West — Lehman Brothers — Analyst
Hey, good morning, guys.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Good morning, James.

James West — Lehman Brothers — Analyst
Tom, if the U.S. market continues to improve similar to the way you’ve outlined it and some rigs go to Mexico and they tighten further, presumably day rates would take another move higher in here. Now, you guys traditionally have locked in a lot of your rigs under term contracts. And I know that in April you were successful in a number of term commitments, but in this kind of scenario where day rates would be probably rising rapidly, would you rather change that strategy at least somewhat near term and be short the market, so you can capture some of this upside or in your opinion is it better just to stick with what you know and what you have done historically, where you’ve been successful?

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Well, we can clearly do it either way, James. I would just mention to you what I said earlier on in the call, is that we believe that we can accomplish the best of both worlds. If you look at the previous up cycles in 1997 and again beginning in early 2004, I mean, we’ve always had term contracts in place. And think about it as layering of bonds so that, even if you had all of your rigs under term contract, which we only have 54 today, you are always — you are repricing a certain percentage of your fleet every month and every quarter to the higher rates. In both of those up cycles we were able to do that and obtain the second highest margin, including those people that were 100% on spot. So we have been able to deliver the best of both worlds, the high margins in the up cycle, and the security from the term contracts on the down cycle. So that’s kind of a long-winded way of saying we will just continue what we have been doing.

David Wehlmann — Grey Wolf, Inc. — EVP & CFO
Let me add to that, is that not only do we derive the second highest margins but we had the highest return on capital employed in the industry over the last two years. So it’s not only the margins, but it’s also the investment and the quality of the assets.

James West — Lehman Brothers — Analyst
Okay. That makes sense. A second question, now, it’s been a few weeks since you announced the transaction with Basic. How has your customer response been to the announcement of that acquisition and how are their views I guess on combining of the two companies.

David Crowley — Grey Wolf, Inc. — EVP & COO
James, this is David Crowley. The customer response has been positive, and I will say neutral. We have not received any negative response. The larger companies, the larger independents see it positively. They see it as our ability in the future maybe to pull through other services and standardize some contracts, if required. And the smaller companies are fairly neutral on it to positive. They don’t really see it as affecting their business with us, but they do see it as an opportunity for us to increase our geographic footprint.

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Final Transcript
May. 01. 2008 / 9:00 AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call

James West - Lehman Brothers — Analyst
Okay. That’s helpful. And then one last question for me, on the international side of the business, you obviously will be participating in additional rigs going to Mexico or most likely. What other markets or would it be possible to hear about you entering other international markets over the next call at two to three quarters?

David Crowley — Grey Wolf, Inc. — EVP & COO
Two to three quarters possibly. James, as I’m sure you’re aware of the gestation period for some of this international business development work is fairly long-dated. We are interested in north Africa and the Middle East, say markets that are a long second right now to Mexico. But we have been keeping our eyes in those markets and plan to participate if we see some incremental increase in demand.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
I might add to that, James, is that we see that as one of the — a strong benefit of this announced transaction, pending transaction with Basic because what it does is, is double the size of both companies, the platform. And although in North America maybe you don’t have that much opportunity to bundle services. It’s clearly an advantage to offer multiple lines of service as you go into these international markets. So we feel like the combined companies are in a much better position to do that than either one individually.

James West — Lehman Brothers — Analyst
Okay. That’s all I had. Thanks, guys.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Thank you, James.

Operator
And our next question comes from the line of Arun Jayaram with Credit Suisse. Please proceed with your question.

Arun Jayaram — Credit Suisse — Analyst
Good morning. It’s Arun from Credit Suisse. It looks like you’re moving a rig into the Bakken? I was trying to — I was wondering if maybe you could elaborate on what you’re seeing on the oil side. And I know you guys have been historically more of a gas play but the oil rig count has ticked up pretty nicely. Just trying to see where you see some running room in terms of getting additional rigs deployed for oil drilling.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Thank you, Arun. And I’ll let David follow that up since he’s very close to that.

David Crowley — Grey Wolf, Inc. — EVP & COO
Yes. Arun, we’ve actually signed a contract for a year with an existing client to bring our 1,500 horsepower rig into that market, the 520. It is an oil shale up there. You’ve probably heard some recent news, a lot of upside surprises for EOG and a few others on initial production rates that were significantly better than they had predicted and we’re seeing — we’re getting inquiries right now. I’m not going to call them firm bids, but inquiries for term work for multiple rigs to go into there. And the two areas we were looking at last year, and I think we probably mentioned it on previous calls, is the Bakken and the Marcellus and the Bakken certainly was our first choice because of the oily nature of it.

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call

Arun Jayaram — Credit Suisse — Analyst
Okay. Any sense of you were running a little over 100 rigs, what percentage of those rigs are drilling for oil today?

David Crowley — Grey Wolf, Inc. — EVP & COO
We’re running now about 95% gas.

Arun Jayaram — Credit Suisse — Analyst
Okay. I got you.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Let me just kind of correlate that to the Basic transaction as well. One of the objectives that we were also looking for is some diversification away from natural gas. We’re 95% now, in post closing of that transaction it will be about 75% gas and 25% oil. So that was one of the things that we wanted to accomplish with that transaction.

Arun Jayaram — Credit Suisse — Analyst
I got you. I think James asked you how the customer adoption or thoughts have been regarding the deal. I wanted to ask you how the investor reaction has been, as you guys have talked to some of your key an investors. You haven’t got the same reaction as one of your peers when they announced a transaction on the well servicing side. I was just wondering if you could comment on that.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
Well, that’s certainly a fair observation and we’re disappointed at this point to the reaction. But let me say we started this process about a year ago, looking at what would provide the most value for our shareholders going forward. And so it wasn’t anything that was entered into without a lot of thought, and we feel like it makes a lot of sense. I think what you’re seeing in the market right now is that people were surprised, number one. Number two, that there are certain investors in Grey Wolf that are in there for the huge exposure to natural gas, and on the other hand, people — a different group of investors were in Basic because maybe less cyclicality and exposure to oil and they like one service line rather than the other. What we’re doing is combining two companies with a broad array of services, a broader geographical footprint, a bigger pattern and I think that you will see some reallocation of investor resources into the combined companies, and we’re very comfortable that ultimately the value of this transaction will be on will be reflected in our share price.

Operator
Mr. Wehlmann, there appears to be no further questions at this time.

Tom Richards — Grey Wolf, Inc. — Chairman, President & CEO
If there are no further questions, I would like to thank each and every one of you for taking time from your busy schedule and we’ll go back to work and do everything that we can to justify the confidence that you have in this management team. Thanks and have a great day.

Operator
Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask you to please disconnect your lines.

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call
Forward Looking Statements and Additional Information
The Company may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and Basic Energy Services, Inc. ("Basic"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meeting of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic stock by its directors and certain of its executive officers is included in its Form 10- K/A filed on April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the mergers will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

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Final Transcript
May. 01. 2008 / 9:00AM ET, GW — Q1 2008 Grey Wolf, Inc. Earnings Conference Call

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